SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on May 14, 2021.

BUENOS AIRES, ARGENTINA – May 14, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), reports that today, it matured the warrants of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BRASILAGRO”), which have been granted to the partners at the foundation of the company in 2006.

The Company informs that it exercised all of its direct and indirect holdings corresponding to 181,368 warrants that grant the right to receive 14,542,083 new ordinary shares. The exercise price of these options was BRL 22.1165 per share, for which the amount invested reached to BRL 321.6 million (approximately USD 61.9 million).

For this purpose, the Company used part of the funds from the capital increase carried out last February and, additionally, obtained a bank loan, through its subsidiary Helmir SA, for an amount of USD 35 million at a fixed rate of 5, 75% maturing in three years.

BRASILAGRO (BVMF: AGRO3; NYSE: LND) is an agricultural company with operations in Brazil, Paraguay and Bolivia, through which CRESUD develops its regional expansion strategy. At the close of the day, the share was listed on Novo Mercado at a price of BRL 32.5.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 14, 2021